SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the period ended on December 31, 2004 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 9, 2005, the Company reported its Financial Statements for the six mouth period ended on December 31, 2004:

•	Ordinary Period Result	$
	(six mouth period): profit		10,829,745
	Extraordinary Period Result
	(six mouth period): profit - lose
	Period Profit		10,829,745

•	Net Assets Composition:
	Authorized Capital		78,042,363
	Integral adjustment of capital		84,620,909
	Premium on shares and on shares negotiation		522,805,043
	Technical Revaluations		3,952,571
	Legal Reserve		8,992,468
	Results not assigned to profit		70,168,564

•	Total Net Assets		768,581,918

At the moment of the end of the Financial Statements period the authorized capital of the Company is $78,042,363.- Its share composition is divided in 780,423,632 of non endorsable registered common stock of V$N 0,10 each, and with right to 1 vote each, according to the following detail:

•	IRSA Inversiones y Representaciones S.A	47,354,555	60.7%
•	Parque Arauco S.A	23,111,695	29.6%
•	Other Shares	7,576,113	9.7%

If all the holder of Company’s Convertible Notes exercises at the end of the period its conversion right the amount of shares will become 218,893,147, all those non endorsable registered common stock of V$N 0,10 each, and with right to 1 vote each, according to the following detail:

•	IRSA Inversiones y Representaciones S.A.	902,837	64.8%
•	Parque Arauco S.A.	69,204,070	31.6%
•	Other shares	7,786,240	3.6%

For this calculation, the conversion price considered was 1 divided the exchange rate at the end of the period.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: February 9, 2005